UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, December 23, 2020

GAL Note No. 177/20

Messrs.

COMISIÓN NACIONAL DE VALORES
Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: EDENOR S.A Relevant Event

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (indistinctly, “EDENOR” or the “Company”) in compliance with the applicable norm, in order to inform that yesterday afternoon an agreement was signed with the Ministry of Economy of the Nation and the National Entity Electricity Regulator (ENRE), by which the National State undertakes to make a public contribution and transfer to EDENOR the amounts equivalent to consumption of electric power provided to certain shantytowns within its concession area, carried out during the period October 2017 to December 2020. For its part, EDENOR undertakes to apply all of these sums to the execution of a work plan preventive and corrective in the amount of $ 3,143 million, with the aim of improving the quality of service and the state of its electrical network, with special focus on supplying shantytowns with collective meters.

Without further ado, we greet you very kindly.

Carlos D. Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: December 30, 2020